UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Benefitfocus, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

08180D106
(CUSIP Number)

Joan Jiang
Chief Compliance Officer
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM 700
San Francisco, CA 94129
(415) 680-1180

with a copies to:
Douglas A. Rappaport, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1000

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,427,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,427,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,427,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON IA, PN

(1)
Based on 32,201,280 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2020.

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,427,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,427,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,427,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON OO, HC

(1)		Based on 32,201,280 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,427,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,427,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,427,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON IN, HC

(1)		Based on 32,201,280 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

SCHEDULE 13D

Item 1.              Security and Issuer

 This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of Benefitfocus, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive office is 100 Benefitfocus Way, Charleston, South Carolina 29492.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.               Identity and Background

 (a) This Schedule 13D is being filed by and on behalf of (i) Indaba Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), (ii) IC GP, LLC, a Delaware limited liability company ("IC GP"), and (iii) Derek C. Schrier, a citizen of the United States of America ("Mr. Schrier").  The Investment Manager, IC GP and Mr. Schrier are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

 (b) The principal business address of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129.

 (c) The Investment Manager is principally involved in the business of providing investment advisory and investment management services to certain clients, including Indaba Capital Fund, L.P. (the "Fund").  IC GP is principally involved in the business of serving as the general partner of the Investment Manager. Mr. Schrier is the Managing Member of IC GP.

 (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) The Investment Manager is a Delaware limited partnership. IC GP is a Delaware limited liability company. Mr. Schrier is a citizen of the United States.

Item 3.                   Source and Amount of Funds or Other Consideration

 The Reporting Persons used approximately $25,597,699.41 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

 The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

Item 4.             Purpose of Transaction

 The shares of Common Stock directly held by the Fund and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business. The Reporting Persons acquired beneficial ownership of the shares of Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

 The Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding ways to narrow the gap between the Issuer's intrinsic value and its stock price and a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

 The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.               Interest in Securities of the Issuer

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,427,651 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 7.5% of the outstanding Common Stock. All percentages set forth herein are based on 32,201,280 shares of Common Stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

In addition, the Fund holds $50,681,000 aggregate principal amount of the Issuer’s 1.25% convertible senior notes due December 15, 2023 (the “Senior Notes”).  As the Issuer has the option, at its discretion, to settle conversions of the Senior Notes in cash, shares of Common Stock or a combination of cash and shares of Common Stock, the Reporting Persons are not deemed to be beneficial owners of any shares of Common Stock underlying the Senior Notes as the Reporting Persons do not have the right to acquire such underlying shares of Common Stock.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

 (d) Not applicable.

 (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the shares of Common Stock.

Item 7.  Material to Be Filed As Exhibits

Exhibit                                     Description

99.1	Agreement as to Joint Filing of Schedule 13D, dated December 14, 2020, by and among the Investment Manager, IC GP and Mr. Schrier.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 14, 2020

INDABA CAPITAL MANAGEMENT, L.P.
By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC
By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SHRIER

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/19/2020	98,446	10.5544
10/19/2020	22,662	10.5577
10/20/2020	92,275	10.9981
10/20/2020	3,502	10.8643
10/21/2020	100,000	11.0292
10/21/2020	32,638	10.6773
10/22/2020	15,000	10.8812
10/23/2020	2,937	10.8343
10/26/2020	35,000	10.7069
10/27/2020	19,778	10.6095
10/28/2020	65,000	10.4452
10/29/2020	2,642	10.2856
10/30/2020	46,535	10.3025
11/06/2020	110,000	9.9701
11/12/2020	78,567	10.819
11/13/2020	12,981	11.2763
11/16/2020	31,868	11.5132
11/17/2020	5,000	11.3507
12/11/2020	40,735	13.477

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including additional amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Benefitfocus, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
DATE: December 14, 2020

INDABA CAPITAL MANAGEMENT, L.P.
By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC
By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SCHRIER